Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2025 and 2024

(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
AS AT MARCH 31, 2025 AND DECEMBER 31, 2024
(In thousands of United States dollars)

		March 31, 2025	December 31, 2024
	Note	$	$
Assets
Current assets
Cash and cash equivalents	5	106,381	105,775
Accounts receivable		442	104
Inventories	6	41,934	42,830
Value added tax receivables		14,799	8,328
Prepaid expenses and other		8,775	8,548
		172,331	165,585
Non-current assets
Reclamation deposits		5,266	5,339
Mineral properties, plant and equipment	7	349,609	329,429
		354,875	334,768
Total assets		527,206	500,353

Liabilities
Current liabilities		94,339
Accounts payable and accrued liabilities	8		64,348
Lease liabilities	9	17,821	15,937
Deferred consideration	11	23,889	23,535
Provisions		6,995	6,995
		143,044	110,815
Non-current liabilities
Lease liabilities	9	30,167	22,935
Deferred and contingent consideration	11	49,127	47,835
Asset retirement provisions	10	70,354	66,060
Other non-current liabilities		14,992	4,939
		164,640	141,769
Total liabilities		307,684	252,584
Equity
Common shareholders' equity		616,542
Share capital	12		616,203
Equity reserves		53,754	52,948
Accumulated deficit		(452,501)	(425,695)
Total common shareholders' equity		217,795	243,456
Non-controlling interest	14	1,727	4,313
Total equity		219,522	247,769

Total liabilities and equity		527,206	500,353

Commitments and contingencies	20

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

Approved on behalf of the Board of Directors:

"Matt Badylak"	"Greg Martin"
Director	Director

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(In thousands of United States dollars, except per share amounts)

		Three months ended
		March 31, 2025	March 31, 2024
	Note	$	$

Revenue		76,590	31,695

Cost of sales:		(42,242)
Production costs	15		(20,766)
Depreciation and depletion	7	(14,393)	(2,827)
Royalties	16	(4,595)	(1,905)
Total cost of sales		(61,230)	(25,498)

Income from mine operations		15,360	6,197

General and administrative expenses	17	(5,100)	(7,693)
Exploration and evaluation expenditures		(1,471)	(609)
Share of net income related to joint venture		-	2,432
Service fee earned as operators of joint venture		-	976
Gain on derecognition of equity investment in joint venture		-	1,298
Income from operations and joint venture		8,789	2,601

Transaction costs	4	-	(2,299)
Finance income		1,126	2,506
Finance expense	18	(39,111)	(5,725)
Foreign exchange loss		(196)	(291)
Net loss and comprehensive loss for the period		(29,392)	(3,208)

Net loss attributable to:		(26,806)
Common shareholders of the Company			(3,208)
Non-controlling interest	14	(2,586)	-
Net loss for the period		(29,392)	(3,208)

Weighted average number of shares outstanding:		257,172,124
Basic	19		233,510,750
Diluted	19	257,172,124	233,510,750

Net loss per share attributable to common shareholders:		(0.10)
Basic			(0.01)
Diluted		(0.10)	(0.01)

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(In thousands of United States dollars, except for number of common shares)

						Non-
		Number of	Share	Equity	Accumulated	controlling	Total
		shares	capital	reserves	deficit	interest	equity
	Note		$	$	$	$	$

Balance as at December 31, 2023		224,972,786	579,619	53,112	(431,813)	-	200,918
Issuance of common shares:
Business combination, net of share issuance costs	4	28,500,000	32,449	-	-	1,890	34,339
Exercise of stock options	13(a)	244,001	267	(86)	-	-	181
Share-based compensation expense	13(e)	-	-	388	-	-	388
Net loss and comprehensive loss for the period		-	-	-	(3,208)	-	(3,208)
Balance as at March 31, 2024		253,716,787	612,335	53,414	(435,021)	1,890	232,618

Balance as at December 31, 2024		257,077,946	616,203	52,948	(425,695)	4,313	247,769
Issuance of common shares:
Exercise of stock options	13(a)	311,500	339	(101)	-	-	238
Share-based compensation expense	13(e)	-	-	907	-	-	907
Net loss and comprehensive loss for the period		-	-	-	(26,806)	(2,586)	(29,392)
Balance as at March 31, 2025		257,389,446	616,542	53,754	(452,501)	1,727	219,522

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOW
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
(In thousands of United States dollars)

		Three months ended
		March 31, 2025	March 31, 2024
	Note	$	$

Operating activities:
Net loss for the period		(29,392)	(3,208)
Adjustments for:
Depreciation and depletion	7, 17	14,425	3,171
Share-based compensation	13(e)	1,136	5,128
Share of net income related to joint venture		-	(2,432)
Gain on derecognition of equity investment in joint venture		-	(1,298)
Transaction costs	4	-	2,299
Finance income		(1,126)	(2,506)
Finance expense	18	34,211	5,725
Unrealized foreign exchange loss (gain)		316	(78)
Operating cash flow before working capital changes		19,570	6,801
Change in non-cash working capital	21	6,322	6,227
Cash provided by operating activities		25,892	13,028

Investing activities:
Expenditures on mineral properties, plant and equipment	7	(22,104)	(7,303)
Acquisition of 45% interest in joint venture from Gold Fields		-	(65,000)
Cash and cash equivalents assumed on acquisition		-	112,502
Transaction costs paid	4	-	(2,299)
Redemption of preferred shares in joint venture		-	25,000
Interest received		964	848
Purchase of other assets		(473)	-
Cash (used in) provided by investing activities		(21,613)	63,748

Financing activities:
Payment of lease liabilities	9	(3,604)	(1,078)
Shares issued for cash on exercise of stock options	13(a)	238	181
Share issuance costs		-	(40)
Cash used in financing activities		(3,366)	(937)

Impact of foreign exchange on cash and cash equivalents		(307)	(305)

Increase in cash and cash equivalents during the period		606	75,534
Cash and cash equivalents, beginning of period		105,775	55,270
Cash and cash equivalents, end of period		106,381	130,804

Supplemental cash flow information	21

The accompanying notes form an integral part of these condensed consolidated interim financial statements .

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

1. Nature of operations

Galiano Gold Inc. ("Galiano" or the "Company") was incorporated on September 23, 1999 under the Business Corporations Act of British Columbia, Canada.  The Company's head office and principal address is located at 1640 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada. The Company's registered and records office is located at Suite 3500, 1133 Melville Street, Vancouver, V6E 4E5. The Company's common shares trade on the Toronto Stock Exchange and NYSE American Exchange under the ticker symbol "GAU".

Until March 4, 2024, the Company's principal business activity was the operation of the Asanko Gold Mine ("AGM") through a joint venture arrangement (the "JV") associated with the Company's then 45% equity interest in the entity that held the AGM mining licenses and gold exploration tenements (see note 4).

On March 4, 2024, the Company acquired Gold Fields Limited's ("Gold Fields") 45% interest in the AGM (the "Acquisition") and now owns a 90% interest in the AGM with the Government of Ghana continuing to hold a 10% free-carried interest (non-controlling interest). Refer to note 4 for further details on the Acquisition.

The AGM consists of four main open-pit mining areas: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and exploration projects located on the Asankrangwa Gold Belt in the Amansie West District of the Republic of Ghana ("Ghana"), West Africa.

2. Basis of presentation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 - Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee ("IFRIC"). These condensed consolidated interim financial statements do not include all of the necessary annual disclosures in accordance with IFRS and should be read in conjunction with the Company's audited consolidated annual financial statements for the year ended December 31, 2024.

These condensed consolidated interim financial statements were authorized for issue and approved by the Board of Directors on May 14, 2025.

The accounting policies followed by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company's audited consolidated annual financial statements for the year ended December 31, 2024.

(b) Basis of presentation and consolidation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments carried at fair value.

All amounts are expressed in thousands of United States dollars, unless otherwise stated, and the United States dollar is the functional currency of the Company and each of its subsidiaries. References to C$ are to Canadian dollars.

These condensed consolidated interim financial statements incorporate the financial information of the Company and its subsidiaries as at March 31, 2025. Subsidiaries are entities controlled by the Company. Control exists when the Company has power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

2. Basis of presentation (continued)

(b) Basis of presentation and consolidation (continued)

Subsidiaries are included in the consolidated financial statements of the Company from the effective date of acquisition up to the effective date of disposition or loss of control. The results of operations and cash flows of Asanko Gold Ghana Ltd., Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited have been consolidated commencing on March 4, 2024 (refer to note 4).

All significant intercompany amounts and transactions between the Company and its subsidiaries have been eliminated on consolidation.

The principal subsidiaries to which the Company is a party, as well as their geographic locations, were as follows as at March 31, 2025:

Affiliate name	Location	Interest	Classification and accounting method
Galiano Gold South Africa (PTY) Ltd.	South Africa	100%	Consolidated
Galiano International (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold (Isle of Man) Ltd.	Isle of Man	100%	Consolidated
Galiano Gold Exploration Mali SARL	Mali	100%	Consolidated
Galiano Gold Exploration Ghana Ltd.	Ghana	100%	Consolidated
BUK West Africa Limited	United Kingdom	100%	Consolidated
Asanko Gold Ghana Ltd.[1]	Ghana	90%	Consolidated
Adansi Gold Company (GH) Ltd. [1]	Ghana	100%	Consolidated
Shika Group Finance Limited[1]	Isle of Man	100%	Consolidated
Galiano Gold Netherlands B.V.	Netherlands	100%	Consolidated

1 From January 1, 2024 to March 3, 2024, the Company equity accounted for its 45% interest in Asanko Gold Ghana Ltd. and its 50% interest in each of Adansi Gold Company (GH) Ltd. and Shika Group Finance Limited.

(c) Accounting standards adopted during the period

There were no new accounting standards effective January 1, 2025 that impacted these condensed consolidated interim financial statements.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

2. Basis of presentation (continued)

(d) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of March 31, 2025:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance‐linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 are not expected to have a material impact on the Company's consolidated financial statements.

3. Significant accounting judgements and estimates

The preparation of financial statements, in conformity with IFRS, requires management to make judgements, estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in these condensed consolidated interim financial statements are reasonable; however, actual results could differ from those estimates and could impact future results of operations and cash flows and reported amounts of assets and liabilities.

The Company's significant accounting judgements and estimates are unchanged as compared to those presented in note 5 of the Company's audited consolidated annual financial statements for the year ended December 31, 2024.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

4. Acquisition of control of the AGM

On March 4, 2024, the Company completed the acquisition of Gold Fields' 45% interest in the AGM JV. Following the closing of the Acquisition, the Company owns a 90% interest in AGGL, the entity which holds the AGM's mining concessions and licenses, a 100% interest in Adansi Gold Company (GH) Ltd., an entity which holds exploration licenses in Ghana, and a 100% interest in Shika Group Finance Limited. The Company also acquired a 100% interest in GFI Netherlands B.V. (subsequently renamed to Galiano Gold Netherlands B.V.), the entity through which Gold Fields held its former 45% interest in the JV.

The Company began consolidating the operating results, cash flows and net assets of the AGM commencing on March 4, 2024. Certain previously reported comparative period information has been updated to reflect the impact of the final estimates of fair value of assets acquired and liabilities assumed as disclosed in the Company's audited annual consolidated financial statements for the year ended December 31, 2024.

The total consideration payable to Gold Fields comprised the following:

  $65.0 million in cash on closing;
  issuance of 28.5 million common shares of the Company on closing;
  $55.0 million of deferred consideration comprised of a:
    $25.0 million cash payment on or before December 31, 2025; and
    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration")

The Deferred Consideration is to be paid in cash subject to the Company's right to satisfy up to 20% of each payment with common shares of the Company, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time; and

  $30.0 million cash payment contingently payable upon production of 100,000 gold ounces from the Nkran deposit ("Contingent Consideration").

Gold Fields will also receive a 1% net smelter return royalty on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production ("Nkran Royalty"). Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

During the three months ended March 31, 2024, the Company incurred $2.3 million of acquisition-related costs, which were presented as transaction costs in the Statement of Operations and Comprehensive Loss.

The following table highlights the final allocation of the purchase price to the assets acquired and liabilities assumed based on the Company's estimates of fair value.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

4. Acquisition of control of the AGM (continued)

	Preliminary(1)	Adjustments	Final
	$	$	$
Assets acquired
Cash and cash equivalents	112,502	-	112,502
Accounts receivable	102	-	102
Inventories	45,395	(4,237)	41,158
Value added tax receivables	7,885	-	7,885
Prepaid expenses and other	5,509	-	5,509
Reclamation deposits	5,308	-	5,308
Mineral properties, plant and equipment	230,621	13,963	244,584
Liabilities assumed
Accounts payable and accrued liabilities	(44,469)	(6)	(44,475)
Lease liabilities	(19,176)	-	(19,176)
Asset retirement provisions	(45,943)	(7,594)	(53,537)
Net assets acquired	297,734	2,126	299,860
Non-controlling interest	-	(1,890)	(1,890)
Net assets attributable to Galiano	297,734	236	297,970

(1) Estimates of the fair value of assets acquired and liabilities assumed are presented as reported in the Company's condensed consolidated interim financial statements as at March 31, 2024.

5. Cash and cash equivalents

	March 31, 2025	December 31, 2024
	$	$
Cash held in banks	36,974	23,454
Short-term investments	69,407	82,321
Cash and cash equivalents	106,381	105,775

6. Inventories

	March 31, 2025	December 31, 2024
	$	$
Gold dore on hand	-	10,216
Gold-in-process	7,886	2,229
Ore stockpiles	16,874	12,117
Supplies	17,174	18,268
Total inventories	41,934	42,830

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

7. Mineral properties, plant and equipment ("MPP&E")

		Exploration	Plant,
		and	buildings		Assets
	Mineral	evaluation	and	Right-of-	under	Corporate
	interests	assets	equipment	use assets	construction	assets	Total
	$	$	$	$	$	$	$
Cost
As at December 31, 2023	-	-	-	623	-	496	1,119
Acquired under the Acquisition (note 4)	12,421	3,964	180,817	19,176	28,206	-	244,584
Additions	67,060	-	-	27,816	5,658	19	100,553
Change in asset retirement provisions (note 10)	10,628	-	-	-	-	-	10,628
Transfers	17,895	-	14,185	-	(32,080)	-	-
As at December 31, 2024	108,004	3,964	195,002	47,615	1,784	515	356,884
Additions	18,678	-	393	11,157	2,008	6	32,242
Change in asset retirement provisions (note 10)	3,625	-	-	-	-	-	3,625
Transfers	-	-	565	-	(565)	-	-
As at March 31, 2025	130,307	3,964	195,960	58,772	3,227	521	392,751

Accumulated depreciation and depletion
As at December 31, 2023	-	-	-	(450)	-	(444)	(894)
Depreciation and depletion expense	(9,970)	-	(5,672)	(10,889)	-	(30)	(26,561)
As at December 31, 2024	(9,970)	-	(5,672)	(11,339)	-	(474)	(27,455)
Depreciation and depletion expense	(9,790)	-	(2,022)	(3,869)	-	(6)	(15,687)
As at March 31, 2025	(19,760)	-	(7,694)	(15,208)	-	(480)	(43,142)

Net book value:
As at December 31, 2024	98,034	3,964	189,330	36,276	1,784	41	329,429
As at March 31, 2025	110,547	3,964	188,266	43,564	3,227	41	349,609

During the three months ended March 31, 2025, additions to mineral interests included capitalized stripping costs at the Abore and Esaase deposits of $11.9 million (three months ended March 31, 2024 - nil).

During the three months ended March 31, 2025, depreciation and depletion expense recognized in the Statement of Operations and Comprehensive Loss included a credit of $1.3 million to depreciation expense, which was capitalized to inventories (three months ended March 31, 2024 - depreciation expense of $1.2 million related to changes inventories).

Refer to note 17 for depreciation expense on corporate fixed assets, which is recorded within general and administrative expenses.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

8. Accounts payable and accrued liabilities

	March 31, 2025	December 31, 2024
	$	$
Supplier payables	18,979	12,560
Accrued liabilities	28,444	23,139
Royalties, mineral rights fees and withholding taxes	10,391	12,426
Current portion of long-term incentive plan liabilities (note 13)	7,036	6,939
Current portion of gold hedge liabilities (note 20)	29,489	9,284
Total accounts payable and accrued liabilities	94,339	64,348

9. Lease liabilities

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	38,872	203
Leases assumed in Acquisition	-	19,176
Leases entered into during the period (note 7)	11,157	27,816
Lease payments	(3,604)	(13,400)
Interest expense (note 18)	1,563	5,077
Total lease liabilities, end of period	47,988	38,872
Less: current portion of lease liabilities	(17,821)	(15,937)
Non-current portion of lease liabilities	30,167	22,935

During the three months ended March 31, 2025, the Company incurred $25.2 million relating to variable lease payments under mining services contracts and other mining related contracts which have not been included in the measurement of lease liabilities (three months ended March 31, 2024 - $11.5 million).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

10. Asset retirement provisions

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	66,060	-
Assumed in Acquisition	-	53,537
Change in estimate, post-acquisition	-	8,360
Accretion expense (note 18)	687	2,246
Change in estimate (note 7)	3,625	2,268
Reclamation undertaken during the period	(18)	(351)
Total asset retirement provisions, end of period	70,354	66,060

 The asset retirement provisions consist of reclamation and closure costs for the AGM's mining properties. Reclamation and closure activities include land rehabilitation, dismantling of buildings and mine facilities, ongoing care and maintenance and other costs. As at March 31, 2025, the AGM's reclamation cost estimates were discounted using a long‐term risk‐free discount rate of 4.2% (December 31, 2024 - 4.5%).

11. Deferred and contingent consideration

In accordance with the Acquisition agreement, certain consideration payable to Gold Fields is deferred in time or contingent upon certain future events. The Company has recognized the following financial liabilities in accordance with IFRS 9, Financial Instruments ("IFRS 9").

	March 31, 2025	December 31, 2024
	$	$
Deferred Consideration	50,863	50,109
Contingent Consideration	17,454	16,873
Nkran Royalty	4,699	4,388
Total deferred and contingent consideration	73,016	71,370
Less: current portion of Deferred Consideration	(23,889)	(23,535)
Non-current portion of deferred and contingent consideration	49,127	47,835

(a) Deferred Consideration

$55.0 million of the aggregate consideration payable to Gold Fields is deferred with $25.0 million due on or before December 31, 2025 and $30.0 million due on or before December 31, 2026. After initial recognition, the Deferred Consideration was measured at amortized cost.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

11. Deferred and contingent consideration (continued)

(a) Deferred Consideration (continued)

During the three months ended March 31, 2025, the Company recognized accretion expense of $0.8 million in finance expense in the Statement of Operations and Comprehensive Loss (three months ended March 31, 2024 - $0.2 million). The $25.0 million payment due to Gold Fields on or before December 31, 2025 has been presented as a current liability in the Statement of Financial Position.

The following table summarizes the change in the carrying amount of the Deferred Consideration for the three months ended March 31, 2025 and year ended December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	50,109	-
Initial recognition at fair value	-	47,628
Accretion expense (note 18)	754	2,481
Balance, end of period	50,863	50,109

(b) Contingent Consideration

$30.0 million of the aggregate consideration payable to Gold Fields is contingent upon 100,000 gold ounces being produced from the Nkran deposit. In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss. The Company remeasured the fair value of the Contingent Consideration to $17.5 million as of March 31, 2025 and recognized a $0.6 million fair value adjustment for the three months ended March 31, 2025 in finance expense in the Statement of Operations and Comprehensive Loss (three months ended March 31, 2024 - fair value adjustment of $0.5 million recognized in finance expense).

In determining the fair value at March 31, 2025, the Company applied the same fair value methodology and assumptions as the December 31, 2024 valuation. The Contingent Consideration falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Contingent Consideration for the three months ended March 31, 2025 and year ended December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	16,873	-
Initial recognition at fair value	-	13,337
Change in fair value during the period	581	3,536
Balance, end of period	17,454	16,873

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

11. Deferred and contingent consideration (continued)

(c) Nkran Royalty

Gold Fields is entitled to a 1% net smelter return royalty on gold revenue generated from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production.  In accordance with IFRS 3 and IFRS 9, contingent consideration payable by an acquirer in a business combination shall be subsequently measured at fair value through profit or loss.

The Company estimated the fair value of the Nkran Royalty by discounting forecast future cash flows at a discount rate of 14.5%. The gold price assumption applied in estimating future royalty payments as of March 31, 2025 was based on a long-term consensus gold price of $2,200 per ounce. The Company remeasured the fair value of the Nkran Royalty to $4.7 million as of March 31, 2025 and recognized a $0.3 million fair value adjustment for the three months ended March 31, 2025 in finance expense in the Statement of Operations and Comprehensive Loss (three months ended March 31, 2024 - fair value adjustment of $0.1 million recognized in finance expense). The Nkran Royalty falls within level 3 of the fair value hierarchy.

The following table summarizes the change in the carrying amount of the Nkran Royalty for the three months ended March 31, 2025 and year ended December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	4,388	-
Initial recognition at fair value	-	3,030
Change in fair value during the period	311	1,358
Balance, end of period	4,699	4,388

12. Share capital

(a) Authorized:

Unlimited common shares without par value or restrictions.

(b) Issued and outstanding common shares

	Number of shares	Amount
	$	$
Balance, January 1, 2024	224,972,786	579,619
Issued on closing of Acquisition (note 4), net of issuance costs	28,500,000	32,449
Issued pursuant to exercise of stock options (note 13(a))	3,605,160	4,135
Balance, December 31, 2024	257,077,946	616,203
Issued pursuant to exercise of stock options (note 13(a))	311,500	339
Balance, March 31, 2025	257,389,446	616,542

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

13. Equity reserves and long-term incentive plan awards

The Company has a stock option plan and a share unit plan under which restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs") may be awarded to directors, officers, employees and other service providers. All awards under the share unit plan may be designated by the Company's Board of Directors to be settled in either cash, shares or a combination thereof. The long-term incentive plan awards granted in 2025 have been determined by the Board to be equity-settled upon vesting.

Under the two plans, when combined, the number of shares issuable cannot exceed 9% of the issued and outstanding common shares of the Company. Specifically, shares reserved for issuance under the share unit plan, when designated as equity-settled, may not exceed 5% of the issued and outstanding common shares of the Company. Share units designated as cash settled units at the grant date will not be considered in computing the limits of the share unit plan. Share units designated at the time of grant as being settled in either cash or shares, at the Board's discretion, are considered in computing limits under the share unit plan as they may be dilutive upon vesting.

RSUs, PSUs and DSUs granted prior to 2025 are cash-settled awards and therefore represent financial liabilities, which are recorded at fair value at each reporting date and adjusted for the completed proportion of the vesting period, with any changes recorded as shared-based compensation expense in the Statement of Operations and Comprehensive Loss. The financial liability associated with these cash-settled awards is recorded in accounts payable and accrued liabilities for amounts expected to be settled within one year, and a separate long-term incentive plan liability for amounts to be settled in excess of one year, as of the balance sheet date.

(a) Stock options

Options granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. Stock options have a maximum term of five years following the grant date. The fair value of stock options granted is determined using the Black Scholes option pricing model.

                The following table is a reconciliation of the movement in stock options for the period:

		Weighted average
		exercise price
	Number of Options	C$
Balance, January 1, 2024	12,575,335	0.97
Granted	3,534,000	1.31
Exercised	(3,605,160)	1.08
Expired/Forfeited	(1,454,336)	0.98
Balance, December 31, 2024	11,049,839	1.04
Granted	2,338,000	1.80
Exercised	(311,500)	1.09
Balance, March 31, 2025	13,076,339	1.17

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

13. Equity reserves and long-term incentive plan awards (continued)

(a) Stock options (continued)

For stock options granted during the three months ended March 31, 2025, the following assumptions were applied in the Black Scholes option pricing model:

Assumptions
Expected life of option (years)	3.6
Forfeiture rate	17.6%
Dividend yield	0.0%
Risk-free rate	4.0%
Volatility	55.9%
Black Scholes fair value per option (in US dollars)	$0.54

During the three months ended March 31, 2025, the Company recognized $0.3 million of share-based compensation expense relating to stock options (three months ended March 31, 2024 - $0.4 million).

During the three months ended March 31, 2025, 311,500 stock options were exercised for aggregate gross proceeds to the Company of $0.2 million (three months ended March 31, 2024 - 244,001 stock options exercised for aggregate proceeds of $0.2 million).

(b) Restricted share units

RSUs granted vest in one-third increments every twelve months following the grant date for a total vesting period of three years. The following table is a reconciliation of the movement in the number of RSUs outstanding for the three months ended March 31, 2025 and year ended December 31, 2024:

	Number of RSUs
	March 31, 2025	December 31, 2024
Balance, beginning of period	548,284	564,237
Assumed in Acquisition	-	75,760
Granted	210,000	270,000
Settled in cash	(4,000)	(302,046)
Forfeited	-	(59,667)
Balance, end of period	754,284	548,284

For all RSUs granted during the three months ended March 31, 2025, the awards vest in three equal tranches over a service period of three years, had an estimated forfeiture rate of 8.8% and a fair value per award of C$1.76 (three months ended March 31, 2024 - awards granted vest over a service period of three years and had an estimated forfeiture rate of 23.9%). RSU awards granted in 2025 have been classified as equity-settled awards and therefore the fair value determined on the grant date will be amortized over the vesting period of three years.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

13. Equity reserves and long-term incentive plan awards (continued)

(b) Restricted share units (continued)

The following table is a reconciliation of the movement in the RSU liability for the three months ended March 31, 2025 and year ended December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	380	265
Assumed in Acquisition	-	30
Awards vested and change in fair value, net of forfeited awards	82	494
Settled in cash	(5)	(409)
Total RSU liability, end of period	457	380
Less: current portion of RSU liability	(373)	(281)
Total non-current RSU liability, end of period	84	99

(c) Performance share units

PSUs granted prior to December 31, 2023 vest in either one-half or one-third increments every twelve months following the grant date for a total vesting period of two or three years. PSUs granted from January 1, 2024 onwards have a cliff vesting feature and vest after a service period of three years.

All PSUs contain a performance criterion applied to the number of units that vest on a yearly basis. The number of units that vest will be determined by the Company's relative share price performance in comparison to a peer group of companies or upon achievement of certain Company strategic objectives. The PSU performance multiplier ranges from 0% to 150%.

The following table is a reconciliation of the movement in the number of PSUs outstanding for the three months ended March 31, 2025 and year ended December 31, 2024:

	Number of PSUs
	March 31, 2025	December 31, 2024
Balance, beginning of period	1,476,487	2,501,482
Granted	612,000	884,000
Settled in cash	-	(1,709,427)
Added due to performance condition	-	191,383
Forfeited	-	(390,951)
Balance, end of period	2,088,487	1,476,487

For all PSUs granted during the three months ended March 31, 2025, the awards cliff vest after a service period of three years, had an estimated forfeiture rate of 7.0% and a fair value per award of C$1.76 (three months ended March 31, 2024 - awards cliff vest over a service period of three years and had an estimated forfeiture rate of 20.8%). PSU awards granted in 2025 have been classified as equity-settled awards and therefore the fair value determined on the grant date will be amortized over the vesting period of three years.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

13. Equity reserves and long-term incentive plan awards (continued)

(c) Performance share units (continued)

The following table is a reconciliation of the movement in the PSU liability for the three months ended March 31, 2025 and year ended December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	927	1,497
Awards vested and change in fair value, net of forfeited awards	213	1,909
Settled in cash	-	(2,479)
Total PSU liability, end of period	1,140	927
Less: current portion of PSU liability	(717)	(560)
Non-current PSU liability, end of period	423	367

(d) Deferred share units

DSUs granted vest over a period of one year and will be paid to directors upon their retirement from the Board of Directors of the Company or upon a change of control.

The following table is a reconciliation of the movement in the number of DSUs outstanding for the three months ended March 31, 2025 and year ended December 31, 2024:

	Number of DSUs
	March 31, 2025	December 31, 2024
Balance, beginning of period	4,830,900	5,068,275
Granted	962,900	1,045,200
Settled in cash	-	(1,194,975)
Forfeited	-	(87,600)
Balance, end of period	5,793,800	4,830,900

For all DSUs granted during the three months ended March 31, 2025 and 2024, the awards vest quarterly over a service period of one year and had an estimated weighted‐average forfeiture rate of 0.0%. All DSUs granted during the three months ended March 31, 2025 had a fair value per award of C$1.76. DSU awards granted in 2025 have been classified as equity-settled awards and therefore the fair value determined on the grant date will be amortized over the vesting period of one year. During the three months ended March 31, 2025, the Company recognized $0.6 million of share-based compensation expense related to equity-settled DSU awards (three months ended March 31, 2024 - nil).

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

13. Equity reserves and long-term incentive plan awards (continued)

(d) Deferred share units (continued)

The following table is a reconciliation of the movement in the DSU liability for the three months ended March 31, 2025 and year ended December 31, 2024:

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	6,098	4,695
Awards vested and change in fair value, net of forfeited awards	(152)	3,343
Settled in cash	-	(1,940)
DSU liability, end of period	5,946	6,098

The financial liability associated with cash-settled DSU awards is recorded in accounts payable and accrued liabilities.

(e) Share-based compensation expense

The following table is a summary of share-based compensation expense for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
	$	$
Equity-settled awards:
Stock options	285	388
Share units	622	-
Share-based compensation expense, equity-settled awards	907	388
Share-based compensation expense, cash-settled awards	229	4,740
Total share-based compensation expense (note 17)	1,136	5,128

14. Non-controlling interest ("NCI")

	March 31, 2025	December 31, 2024
	$	$
Balance, beginning of period	4,313	-
NCI assumed in Acquisition	-	1,890
Net (loss) earnings attributable to NCI	(2,586)	2,423
Balance, end of period	1,727	4,313

The AGM is wholly-owned by AGGL with the Government of Ghana retaining a 10% free-carried interest. The Government of Ghana's free-carried interest is considered to be an NCI. No dividends shall be paid to the NCI until such time that AGGL has retained earnings, which is expected to occur in the latter half of the life of mine.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

15. Production costs

The following is a summary of production costs by nature recorded by the Company during the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
	$	$
Raw materials and consumables	(12,873)	(4,566)
Salaries and employee benefits	(5,624)	(2,064)
Contractors	(17,387)	(2,811)
Change in stockpile, gold-in-process and gold dore inventories	(1,066)	(11,111)
Insurance, government fees, permits and other	(5,292)	(214)
Total production costs	(42,242)	(20,766)

Production costs for the three months ended March 31, 2024 include the consolidated results of the AGM for the period from March 4, 2024 to March 31, 2024.

16. Royalties

On April 3, 2023, the Government of Ghana imposed a special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana with an effective date of May 1, 2023. For mining companies in Ghana, the GSL is levied at a rate of 1% of revenues for the fiscal years 2023 to 2025. The Company has presented the 1% GSL within royalties expense in the Statement of Operations and Comprehensive Loss. On March 26, 2025, the Government of Ghana passed a bill to increase the GSL on gold mining companies from 1% to 3%, effective April 1, 2025, and extended the application period to December 31, 2028.

17. General and administrative ("G&A") expenses

	Three months ended March 31,
	2025	2024
	$	$
Wages, benefits and consulting	(2,358)	(1,645)
Office, rent and administration	(351)	(299)
Professional and legal	(446)	(315)
Share-based compensation	(1,136)	(5,128)
Travel, marketing, investor relations and regulatory	(395)	(272)
Withholding taxes	(382)	-
Depreciation	(32)	(34)
Total G&A expense	(5,100)	(7,693)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

18. Finance expense

	Three months ended March 31,
	2025	2024
	$	$
Unrealized losses on gold hedging instruments (note 22(b))	(30,216)	(4,078)
Realized losses on gold hedging instruments (note 22(b))	(4,900)	(169)
Interest on lease liabilities (note 9)	(1,563)	(421)
Accretion expense on asset retirement provisions (note 10)	(687)	(221)
Accretion expense on deferred consideration (note 11(a))	(754)	(246)
Change in fair value of contingent consideration (notes 11(b) and (c))	(892)	(549)
Other	(99)	(41)
Total finance expense	(39,111)	(5,725)

19. Loss per share

For the three months ended March 31, 2025 and 2024, the calculation of basic and diluted loss per share is based on the following data:

	Three months ended March 31,
	2025	2024
Net loss for the period attributable to common shareholders	(26,806)	(3,208)

Number of shares

Weighted average number of ordinary shares - basic	257,172,124	233,510,750
Effect of dilutive equity-settled share units	-	-
Effect of dilutive stock options	-	-
Weighted average number of ordinary shares - diluted	257,172,124	233,510,750

For the three months ended March 31, 2025 and 2024, the effect of all potentially dilutive securities was anti‐dilutive given that the Company reported a net loss in both periods.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

20. Commitments and contingencies

Commitments

The following table reflects the Company's contractual obligations as they fall due as at March 31, 2025 and December 31, 2024.

			Over	March 31,	December 31,
	Within 1 year	1 - 5 years	5 years	2025	2024
Accounts payable and accrued liabilities	57,814	-	-	57,814	48,125
ZCC gold hedges	29,489	14,485	-	43,974	13,758
Long-term incentive plan (cash-settled awards)	7,036	507	-	7,543	7,405
Mining and other services contracts	24,185	51,227	6,942	82,354	44,590
Asset retirement provisions (undiscounted)	-	8,046	69,277	77,323	75,770
Deferred and contingent consideration (undiscounted)	25,000	64,651	5,077	94,728	94,237
Corporate office lease	116	459	50	625	83
Total commitments	143,640	139,375	81,346	364,361	283,968

The zero cost collar ("ZCC") gold hedges commitment represents the mark‐to‐market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will be dependent on the price of gold at the settlement date. The portion of the ZCC gold hedge liability that is expected to be settled in greater than one year from the balance sheet date has been presented within other non‐current liabilities in the Statement of Financial Position. The Company does not apply hedge accounting to the ZCC gold hedges. The ZCC gold hedges are for 5,000 gold ounces per month for the remainder of 2025 and all of 2026. The remaining 2025 ZCC gold hedges have a put strike of $2,000/oz and call strikes ranging between $2,553/oz to $2,645/oz, while the 2026 ZCC gold hedges have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz.

Long‐term incentive plan commitments due within one year include all DSU awards to directors of the Company, as they are considered to be current liabilities as the timing of those payments is beyond the control of the Company in the event that a director is to retire or there is a change of control.

The Company has a number of mining and other service contracts. These contracts include monthly fixed fees as well as variable cost measures. The contractual obligations disclosed in the above table relate only to the fixed fees payable to the contractors.

The timing of contingent payments to Gold Fields, totaling $39.7 million, is based upon management's best estimate of when payments would be required to be made based upon the current life of mine plan.

Contingencies

Due to the nature of its business, the Company and its subsidiaries may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

21. Supplemental cash flow information

The following table discloses non‐cash transactions impacting the Statements of Cash Flow for the periods presented:

	Three months ended March 31,
	2025	2024
	$	$
Change in asset retirement provisions included in MPP&E	3,625	16,383
Capitalized leases included in MPP&E	11,157	6,051

The following table summarizes the changes in non-cash working capital for the three months ended March 31, 2025 and 2024:

	Three months ended March 31,
	2025	2024
	$	$
Accounts receivable	(329)	(4,663)
Inventories	2,161	12,378
Value added tax receivables	(6,852)	(1,555)
Prepaid expenses and deposits	393	(340)
Accounts payable and accrued liabilities	10,949	407
Change in non-cash working capital	6,322	6,227

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

22. Financial instruments

(a) Financial assets and liabilities by categories

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at March 31, 2025	$	$	$	$
Financial assets:
Cash and cash equivalents	-	106,381	106,381	106,381
Accounts receivable	-	442	442	442
Marketable securities (1)	2,130	-	2,130	2,130
Total financial assets	2,130	106,823	108,953	108,953

Financial liabilities:

Accounts payable and accrued liabilities (2)	36,525	57,814	94,339	94,339
Lease liabilities	-	47,988	47,988	47,988
Deferred consideration	-	50,863	50,863	50,863
Contingent consideration	17,454	-	17,454	17,454
Nkran royalty	4,699	-	4,699	4,699
Other non-current liabilities (2)	14,992	-	14,992	14,992
Total financial liabilities	73,670	156,665	230,335	230,335

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and other non-current liabilities include long-term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

22.  Financial instruments (continued)

	Fair value through
	profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2024	$	$	$	$
Financial assets:
Cash and cash equivalents	-	105,775	105,775	105,775
Accounts receivable	-	104	104	104
Marketable securities (1)	1,509	-	1,509	1,509
Total financial assets	1,509	105,879	107,388	107,388

Financial liabilities:

Accounts payable and accrued liabilities (2)	16,223	48,125	64,348	64,348
Lease liabilities	-	38,872	38,872	38,872
Deferred consideration	-	50,109	50,109	50,109
Contingent consideration	16,873	-	16,873	16,873
Nkran royalty	4,388	-	4,388	4,388
Other non-current liabilities (2)	4,939	-	4,939	4,939
Total financial liabilities	42,423	137,106	179,529	179,529

(1) Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

(2) Accounts payable and other non-current liabilities include long-term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss.

(b) Derivative instruments

The Company's derivatives are comprised of ZCC gold hedging instruments. The losses on derivatives for the three months ended March 31, 2025 and 2024 were comprised of the following:

	Three months ended March 31,
	2025	2024
	$	$
Realized loss on ZCC gold hedges	4,900	169
Unrealized loss on ZCC gold hedges	30,216	4,078

(c) Fair value hierarchy

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

Level 1: fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3: fair values based on inputs for the asset or liability based on unobservable market data.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

22. Financial instruments (continued)

(c) Fair value hierarchy (continued)

Long-term incentive plan liabilities, Contingent Consideration and the Nkran Royalty are recorded at fair value at the reporting date and fall within Level 3 of the fair value hierarchy. The ZCC gold hedging instruments and marketable securities are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy.

There were no transfers between the fair value levels during the three months ended March 31, 2025 or 2024.

Refer to note 11 for a discussion on the valuation techniques applied to the Contingent Consideration and Nkran Royalty. Long-term incentive plan liabilities are valued based on the number of outstanding vested awards multiplied by the Company's share price as of the reporting date. ZCC gold hedging instruments and marketable securities are valued using observable market prices.

(d) Financial instrument risks

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are described as follows.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or the issuer of a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on cash and cash equivalent balances held at banks in Canada, Isle of Man, and Ghana. The Company invests its cash and cash equivalents, which also has credit risk, with the objective of maintaining safety of principal and providing adequate liquidity to meet all current obligations. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty. The risk of loss associated with cash investments is considered to be low as the majority of the Company's cash and cash equivalents are held with highly rated banking institutions.

As at March 31, 2025, the Company had a $14.8 million value added tax receivable due from the Government of Ghana (December 31, 2024 - $8.3 million). The credit risk associated with value added tax receivables is considered to be low, based on historical collection experience. However, should the Government of Ghana not honour its commitments or default on its obligations, the Company may incur losses.

Liquidity risk

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. The Company manages liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support current operations, expansion and development plans, and by managing the Company's capital structure. By managing liquidity risk, the Company aims to ensure that it will have sufficient liquidity to settle obligations and liabilities as they fall due.

Through a combination of the Company's cash balance and interest earned thereon and cash flows generated by the AGM, the Company believes it is in a position to meet all working capital requirements, contractual obligations, and commitments as they fall due. The Company's cash flows, however, and its ability to meet working capital requirements and contractual obligations are significantly influenced by the price of gold and the performance of the AGM. The Company manages its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

22. Financial instruments (continued)

(d) Financial instrument risks (continued)

Liquidity risk (continued)

As at March 31, 2025, the Company continued to maintain its ability to meet its financial obligations as they come due.

Market Risk

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The average interest rate earned by the Company on its cash and cash equivalents during the three months ended March 31, 2025 was 4.4% (three months ended March 31, 2024 - 5.5%). A +/‐1% change in short‐term interest rates during the three months ended March 31, 2025 and 2024 would not have had a material impact on the Company's net loss for the periods.

The Contingent Consideration and Nkran Royalty are financial liabilities measured at fair value through profit or loss with fair value determined by reference to a discounted cash flow model. Changes in interest rates would impact the discount rate applied to forecast future cash flows and accordingly the fair value of these financial liabilities. Any change in interest rates would therefore impact the Company's earnings, but would not impact cash payments required to settle these obligations. The following table highlights the sensitivity of the fair values as of March 31, 2025 related to these financial liabilities for a 1% decrease (increase) in the underlying discount rate.

	Change in fair value
	1% increase to	1% decrease to
	discount rate	discount rate
	$	$
Contingent consideration	(596)	623
Nkran royalty	(227)	240

(ii) Foreign currency risk

The Company reports its financial statements in US dollars; however, the Company operates in Canada and Ghana which utilizes the Canadian dollar and Ghanaian Cedi, respectively. As a result, the financial results of the Company's operations as reported in US dollars are subject to changes in the value of the US dollar relative to local currencies. Since the Company's gold sales are denominated in US dollars and a portion of the Company's operating and capital costs are in local currencies, the Company may be negatively impacted by strengthening local currencies relative to the US dollar and positively impacted by the inverse.

(iii) Price risk

Price risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company is exposed to gold price risk as changes in the gold price may affect the Company's earnings or the value of its financial instruments. The Company's revenue is directly dependent on gold prices, which have demonstrated significant volatility and are beyond the Company's control.

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

22. Financial instruments (continued)

(d) Financial instrument risks (continued)

Market risk (continued)

(iii) Price risk (continued)

From time to time, the Company enters into hedging programs to manage its exposure to gold price risk with an objective of margin protection, specifically during periods of forecast elevated capital spend. The Board of Directors continually assess the Company's strategy towards its gold hedging program. The effectiveness of gold hedging programs is directly dependent on the price of gold and can impact the Company's earnings and cash flows, as the Company remeasures hedging instruments to fair value at each reporting date and may incur realized gains or losses at maturity. Refer to note 22(b) for disclosure of realized losses recorded on the Company's gold hedging instruments during the period.

23. Segmented information

Geographic information

As at March 31, 2025, the Company has one reportable segment, being the AGM, and has provided segmented information based on geographic location.

Geographic allocation of total assets and liabilities

	Canada	Ghana	Total
March 31, 2025	$	$	$
Current assets	75,732	96,599	172,331
Mineral properties, plant and equipment	531	349,078	349,609
Other non-current assets	-	5,266	5,266
Total assets	76,263	450,943	527,206
Current liabilities	32,435	110,609	143,044
Non-current liabilities	50,051	114,589	164,640
Total liabilities	82,486	225,198	307,684

	Canada	Ghana	Total
December 31, 2024	$	$	$
Current assets	88,190	77,395	165,585
Mineral properties, plant and equipment	111	329,318	329,429
Other non-current assets	-	5,339	5,339
Total assets	88,301	412,052	500,353
Current liabilities	33,255	77,560	110,815
Non-current liabilities	48,300	93,469	141,769
Total liabilities	81,555	171,029	252,584

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

23. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Loss

For the three months ended March 31, 2025:

	Canada	Ghana	Total
	$	$	$
Revenue	-	76,590	76,590
Cost of sales:
Production costs	-	(42,242)	(42,242)
Depreciation and depletion	-	(14,393)	(14,393)
Royalties	-	(4,595)	(4,595)
Income from mine operations	-	15,360	15,360
General and administrative expenses	(4,411)	(689)	(5,100)
Exploration and evaluation expenditures	-	(1,471)	(1,471)
(Loss) income from operations	(4,411)	13,200	8,789
Finance income	1,031	95	1,126
Finance expense	(1,641)	(37,470)	(39,111)
Foreign exchange gain (loss)	98	(294)	(196)
Net loss and comprehensive loss for the period	(4,923)	(24,469)	(29,392)

GALIANO GOLD INC.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND 2024
Expressed in thousands of United States dollars unless otherwise stated

23. Segmented information (continued)

Geographic allocation of the Statements of Operations and Comprehensive Loss (continued)

For the three months ended March 31, 2024:

	Canada	Ghana	Total
	$	$	$
Revenue	-	31,695	31,695
Cost of sales:
Production costs	-	(20,766)	(20,766)
Depreciation and depletion	-	(2,827)	(2,827)
Royalties	-	(1,905)	(1,905)
Income from mine operations	-	6,197	6,197

General and administrative expenses	(7,439)	(254)	(7,693)
Exploration and evaluation expenditures	-	(609)	(609)
Share of net income related to joint venture	-	2,432	2,432
Service fee earned as operators of joint venture	976	-	976
Gain on derecognition of equity investment in joint venture	1,298	-	1,298
(Loss) income from operations and joint venture	(5,165)	7,766	2,601

Transaction costs	(2,299)	-	(2,299)
Finance income	829	1,677	2,506
Finance expense	(801)	(4,924)	(5,725)
Foreign exchange loss	(14)	(277)	(291)
Net (loss) income and comprehensive (loss) income for the period	(7,450)	4,242	(3,208)